UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42453

Park Ha Biological Technology Co., Ltd.

901 & 902-2, Building C

Phase 2, Wuxi International Life Science Innovation Campus

196 Jinghui East Road

Xinwu District, Wuxi, Jiangsu Province

People’s Republic of China 214000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Changes in Company’s Certifying Accountant.

(1) Previous Independent Registered Public Accounting Firm

(i) On September 1, 2026, Park Ha Biological Technology Co., Ltd. (the “Company”) terminated its independent registered public accounting firm, WWC, P.C. as the Company’s independent registered public accounting firm.

(ii) The report of WWC, P.C. on the financial statements of the Company for the fiscal years ended October 31, 2025 and 2024, and the related statements of operations and comprehensive income (loss), changes in stockholders’ equity (deficit), and cash flows for the fiscal years ended October 31, 2025 and 2024 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

(iii) The decision to change the independent registered public accounting firm was recommended and approved by the Audit Committee and Board of Directors of the Company.

(iv) During the Company’s most recent fiscal year ended October 31, 2025 and through September 1, 2026, the date of dismissal, (a) there were no disagreements with WWC, P.C. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of WWC, P.C., would have caused it to make reference thereto in its reports on the financial statements for such years and (b) there were no “reportable events” as described in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16F of Form 20-F), or any reportable events (as described in Item 16F(a)(1)(v) of Form 20-F)

(2) New Independent Registered Public Accounting Firm

On September 1, 2026, the Audit Committee and the Company’s Board of Directors ratified the appointment of HTL INTERNATIONAL, LLC (“HTL”) as its new independent registered public accounting firm to audit and review the Company’s financial statements. During the two most recent fiscal years ended October 31, 2025 and 2024 and any subsequent interim periods through the date hereof prior to the engagement of HTL, neither the Company, nor someone on its behalf, has consulted HTL regarding:

(i) either: the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and either a written report was provided to the Company or oral advice was provided that the new independent registered public accounting firm concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or

(ii) any matter that was either the subject of a disagreement as defined in paragraph Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16F of Form 20-F), or any reportable events (as described in Item 16F(a)(1)(v) of Form 20-F)

The Company has provided A copy of WWC’s letter is filed hereto as Exhibit 16.1 to this Form 6-K.

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EXHIBIT INDEX

Exhibit No.	Description

Exhibit 16.1	Letter from WWC,P.C.,dated September 2, 2026.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Park Ha Biological Technology Co., Ltd.

Date: September 2, 2026	By:	/s/ Xiaoqiu Zhang
	Name:	Xiaoqiu Zhang
	Title:	Chief Executive Officer, Chairperson of the Board of Directors

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